1H 2018 Results	1
The Hague - August 16, 2018

Aegon reports strong first half 2018 results

Net income amounts to EUR 491 million supported by increase in underlying earnings

•	Underlying earnings increase by 2% to EUR 1,064 million, or 10% on constant currencies driven by expense savings, a higher investment margin in the Netherlands, performance fees, and growth in Asia

•	Realized losses on investments of EUR 67 million are driven by the sale of US treasuries as part of ongoing asset-liability management

•	Other charges of EUR 294 million, mostly due to a loss on the sale of Aegon Ireland and charges related to restructuring programs, which are expected to generate substantial expense savings

•	Return on equity increases significantly to 9.2% as a result of higher underlying earnings and a lower corporate tax rate in the United States

Net deposits increase driven by asset management flows; accident & health sales impacted by product exits

•	Net deposits improve to EUR 3.9 billion, mainly driven by higher asset management inflows and better retention in the UK business, which more than offset outflows in the US retirement plan business

•

New life sales decline by 2% to EUR 422 million on a constant currency basis, partly driven by lower indexed universal life and term life sales in the US; Adverse currency movements impact sales by an additional 8%

•	Accident & health and general insurance sales down 48% to EUR 274 million mostly as a result of previously announced strategic decision to exit travel and stop loss insurance in the United States

Strong capital position and growing capital generation allow for increase in interim dividend

•	Solvency II ratio increases by 14%-points compared with year-end 2017 to 215%, driven by own funds growth; Solvency ratios main units remain well within or above target zones

•	Capital generation of EUR 1,386 million, including favorable market impacts and one-time items of EUR 628 million

•	Interim 2018 dividend increases to EUR 0.14 per share

•	Holding excess cash increases to EUR 1.9 billion mostly driven by remittances from the units; EUR 700 million has been earmarked to reduce leverage in the second half of 2018

•	Gross financial leverage ratio of 28.9% expected to reduce by ~200 basis points following planned deleveraging

Statement of Alex Wynaendts, CEO

“In the first half of 2018, Aegon delivered a strong performance, demonstrating operational excellence, commitment to growth and continued capital allocation discipline. Building on our track record of expense savings, we further improved efficiency by transferring more than 2,000 employees as part of our outsourcing agreement in the United States, and migrated more than 400,000 retail customers from Cofunds to our platform. These actions will enable us to significantly reduce expenses, drive profitability and enhance customer experience.

“I’m excited that new propositions across our company are resonating well with customers, and the potential this offers to drive future growth. In the United States, we launched our new Wealth + Health brand identity to raise awareness about the connection between physical and financial well-being. By raising awareness and by offering the right solutions, we have the potential to help millions of people better prepare for the future.

“Our balance sheet remains strong with a Solvency II ratio of 215%, a significant increase compared with the end of last year. Furthermore, I am pleased that our businesses in the Netherlands and United Kingdom remitted capital to the group, and that our financial strength has enabled us to increase our interim dividend to 14 cents per share. This progress, together with expense savings, gives me confidence that we will be able to meet our 2018 targets.”

Note: All comparisons in this release are against 1H 2017, unless stated otherwise

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 70 344 8821	+31 (0) 70 344 8028	United States: +1 720 543 0206
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 330 336 9125
The Netherlands: +31 20 703 8211
Passcode: 5162185

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The Hague - August 16, 2018

Financial overview

		First half	First half		Second half
EUR millions [13]	Notes	2018	2017	%	2017	%
Underlying earnings before tax	1
Americas		602	653	(8)	728	(17)
Europe		435	383	14	362	20
Asia		31	23	38	26	20
Asset Management		83	69	19	67	24
Holding and other		(87)	(87)	(1)	(84)	(4)

Underlying earnings before tax		1,064	1,041	2	1,099	(3)
Fair value items		(3)	(273)	99	212	n.m.
Realized gains / (losses) on investments		(67)	187	n.m.	226	n.m.
Net impairments		—	1	n.m.	(16)	98
Other income / (charges)		(294)	297	n.m.	(365)	19
Run-off businesses		(7)	41	n.m.	(11)	38

Income before tax		692	1,294	(46)	1,144	(39)
Income tax		(201)	(387)	48	311	n.m.

Net income / (loss)		491	907	(46)	1,454	(66)

Net underlying earnings		863	754	15	818	6

Return on equity	4	9.2%	8.0%	15	8.8%	5

Commissions and expenses		3,269	3,314	(1)	2,995	9
of which operating expenses	9	1,863	1,984	(6)	1,893	(2)

Gross deposits (on and off balance)	10
Americas		19,892	22,123	(10)	16,420	21
Europe		11,813	12,694	(7)	12,985	(9)
Asia		76	121	(37)	100	(24)
Asset Management		32,167	24,498	31	36,834	(13)

Total gross deposits		63,949	59,436	8	66,339	(4)

Net deposits (on and off balance)	10
Americas		(7,139)	(2,458)	(190)	(27,255)	74
Europe		2,879	2,675	8	3,246	(11)
Asia		5	85	(94)	44	(88)
Asset Management		8,254	(3,769)	n.m.	10,681	(23)

Total net deposits excluding run-off businesses		4,000	(3,466)	n.m.	(13,285)	n.m.
Run-off businesses		(109)	(240)	55	(98)	(11)

Total net deposits / (outflows)		3,891	(3,706)	n.m.	(13,382)	n.m.

New life sales	2, 10
Life single premiums		693	875	(21)	889	(22)
Life recurring premiums annualized		353	382	(8)	338	4

Total recurring plus 1/10 single		422	469	(10)	427	(1)
New life sales	2,10
Americas		212	251	(16)	221	(4)
Europe		140	132	6	141	(1)
Asia		70	86	(18)	65	9

Total recurring plus 1/10 single		422	469	(10)	427	(1)
New premium production accident and health insurance		213	473	(55)	303	(30)
New premium production property & casualty insurance		61	57	7	52	16
Market consistent value of new business	3	304	237	28	172	77

Revenue-generating investments & Employee numbers

		June 30,	Dec. 31,		June 30,
		2018	2017	%	2017	%
Revenue-generating investments (total)		824,543	817,447	1	816,915	1

Investments general account		138,105	137,311	1	140,544	(2)
Investments for account of policyholders		193,211	198,838	(3)	198,278	(3)
Off balance sheet investments third parties		493,226	481,297	2	478,093	3

Employees		25,867	28,318	(9)	29,657	(13)
of which agents		6,511	6,689	(3)	6,768	(4)
of which Aegon’s share of employees in joint ventures and associates		6,451	6,497	(1)	6,146	5

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Strategic highlights

•	Aegon Americas transfers over 2,000 employees to TCS, leading to significant expense savings

•	Aegon the Netherlands acquires leading Dutch income protection service provider Robidus

•	More than 400,000 retail Cofunds customers migrated to Aegon UK’s leading platform

•	Aegon Spain expects to significantly improve profitability following management actions and M&A

•	New products and business models drive significant inflows at Aegon Asset Management

Aegon’s strategy

Aegon’s purpose – to help people achieve a lifetime of financial security – forms the basis of the company’s strategy. The central focus of the strategy is to further transform Aegon from a product-based to a customer needs-driven company. This means serving diverse and evolving needs across the customer life cycle; being a trusted partner for financial solutions that are relevant, simple, rewarding, and convenient; and developing long-term customer relationships by providing guidance and advice, and identifying additional financial security needs at every stage of customers’ lives.

Aegon is focused on reducing complexity, eliminating duplication, improving accuracy and increasing automation in order to realize cost efficiencies, thereby enabling it to invest and become a more digitally enabled and customer-centric company. Furthermore, the company is focused on driving scale and establishing strong positions in its current markets, adhering to strict standards to ensure the efficient use of capital by all of its businesses. Four key strategic objectives that enable the company to execute its strategy are embedded in all of Aegon’s businesses: Optimized portfolio, Operational excellence, Customer loyalty and Empowered employees.

Americas

Aegon announced on January 11, 2018, that Transamerica had entered into an agreement with Tata Consultancy Services (TCS) to transform the administration of its US insurance and annuity business lines. The partnership is a significant step forward in the execution of its strategy as it enables Transamerica to accelerate both the enhancement of its digital capabilities and the modernization of its platforms to service its customers across all insurance and annuities lines of its business. As part of the agreement, which is expected to lead to run-rate expense savings of USD 100 million over time, over 2,000 Transamerica employees transitioned to TCS on April 16, 2018. Related to these expense savings, Aegon recorded USD 119 million of transition and conversion expenses in Other charges in the first half of 2018.

Transamerica successfully launched its Wealth + Health brand identity in the first half of 2018. This new identity is focused on helping customers improve their overall well-being by encouraging them to manage both their wealth and health. The launch included a high-profile advertising campaign targeted at financial professionals to demonstrate Transamerica’s commitment to Wealth + Health. Transamerica also launched a series of new product enhancements over the course of the first half of the year to further improve its competitive positioning. Product enhancements for variable annuities have resulted in a favorable change in sales momentum. On top of the variable annuity enhancements, additional improvements were made in July to strengthen the competitive position of two of the products riders on offer. Regarding life products, new enhancements to indexed universal life (IUL) were launched in late April and have been very well received.

In support of the stated strategic objective to reduce the amount of capital allocated to its run-off businesses, Aegon announced on August 7, 2018 its agreement to divest the last substantial block of its life reinsurance business to SCOR Global Life. This transaction covers business that Transamerica retained after it divested the vast majority of its reinsurance business to SCOR Global Life in 2011 and 2017. The transaction is expected to result in a pre-tax IFRS loss of approximately USD 105 million and a one-time benefit of approximately USD 50 million on Transamerica’s capital position in the second half of 2018. The IFRS equity allocated to run-off businesses has declined by USD 1.3 billion since the end of 2015 driven by a series of divestments.

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Europe

To expand its position in the income protection value chain, Aegon the Netherlands reached an agreement to acquire Robidus, a leading income protection service provider in the Netherlands, from Avedon Capital Partners. This transaction fits Aegon’s strategic objective to grow its fee-based businesses. Aegon will acquire approximately 95% of the company with the remainder to be retained by Robidus’ management team. Robidus will continue to operate on a standalone basis under its own brand name. Aegon will pay EUR 105 million for this acquisition from holding excess cash.

In the United Kingdom, Aegon’s broad platform offering and omni-channel distribution strategy have established Aegon as the leading platform provider in the market. So far in 2018, Aegon has completed several major migrations totaling GBP 85 billion assets as part of the Cofunds integration. The migration of GBP 57 billion institutional assets was completed in March, followed by the migration of more than 400,000 retail customers and GBP 28 billion of assets to the Aegon platform in May. After the migration process, some advisors and customers have experienced operational and customer services issues. Aegon UK has taken several measures to solve these and recover service levels, which led to GBP 3 million additional expenses in June. Aegon expects to incur additional integration expenses in Other charges until the Cofunds integration has been completed. Migration of the assets related to the Nationwide business is the final milestone in respect of the Cofunds integration and is expected to be completed in the first half of 2019. The full integration of Cofunds will enable Aegon to realize the GBP 60 million targeted annualized expense savings compared with GBP 20 million achieved through the first half of 2018.

Another important milestone in the transformation of Aegon UK was the successful transfer of GBP 16 billion of assets from BlackRock’s defined contribution business, which brought new and enhanced capabilities to Aegon as part of its workplace proposition. The Part VII transfer for this business was completed on July 1, 2018 and is expected to lead to an approximate 10%-points reduction of Aegon UK’s Solvency II ratio in the second half of 2018 driven by an increase in required capital due to the additional assets under administration.

The UK platform business reached a record high of GBP 120 billion assets. This increase was driven by a net inflow of GBP 2.6 billion and the upgrade of GBP 1.5 billion in customer assets to the platform. Since the start of the program, GBP 12.5 billion of customer assets have been upgraded to the platform out of a cumulative target of approximately GBP 20 billion by year-end 2020.

On April 3, 2018, Aegon successfully completed the sale of Aegon Ireland plc to Athora Holding Ltd. This transaction is consistent with Aegon’s strategic objective to optimize its portfolio of businesses. The divestment led to an improvement in Aegon’s group solvency ratio of over 4%-points and a book loss of EUR 93 million in the first half of 2018.

Aegon focuses on profitable growth in Spain & Portugal, where it aims to grow mostly in protection products. A clear example of this strategy is the agreement Aegon signed to expand its successful partnership with Banco Santander in Spain. The expansion, which covers term life and selected lines of non-life insurance following Banco Santander’s acquisition of the Banco Popular franchise in 2017, will give Aegon access to an additional client base of four million customers and is expected to lead to substantial growth going forward. Aegon will pay an upfront consideration of EUR 215 million, plus an additional amount of up to EUR 75 million to be paid after 5 years, depending on the performance of the partnership. The final terms (including closing and date of payment) of the transaction are subject to due diligence, regulatory approval, several other conditions and to the process of terminating the existing alliances of Banco Popular.

In addition, to improve the results of Aegon’s own business in Spain, which is currently loss-making, the company initiated a significant restructuring program in the first half of 2018. Through rationalization of distribution, expense savings and more effective claims handling, Aegon expects to generate improved financial results in this business. The restructuring, in combination with the continued growth and expansion of the partnership with Banco Santander, is expected to enable Aegon’s business in Spain & Portugal to improve its profitability significantly.

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Asia

Aegon focuses on three fast-growing customer segments in Asia: High-Net-Worth (HNW) individuals, aging affluent customers, and ascending affluent customers. Universal life insurance, variable annuities, and protection products are core products in the region. These products are supplemented with direct-to-customer digital distribution platforms in markets in which Aegon does not have an insurance license.

Transamerica Life Bermuda (TLB), Aegon’s HNW business, continues to expand geographically and is serving and writing business for high-net-worth individuals in a growing number of markets. While universal life products are the key product for TLB, the company has launched a retirement product to complement the product suite while also developing other product ideas to better serve a competitive HNW segment in Asia.

In China, Aegon’s commitment to a protection led strategy and strength of their critical illness products have enabled the joint venture to grow sales during the first half of 2018 in a challenging life insurance market. One of the key drivers of Aegon’s strong sales growth is its award-winning digital distribution platform Zeus. Zeus is being upgraded in the second half of 2018 to deliver even more customer services and product offerings by further leveraging artificial intelligence technologies and big data capabilities.

In India, Aegon’s joint venture continues to drive the direct-to-consumer strategy and the regions digital transformation with simple and transparent protection led products. From a sum assured perspective, the company ranks 8th in India in the first half of 2018, further demonstrating Aegon’s focus on a protection led strategy.

Asset Management

Growing external third-party assets is an important element of the growth strategy of Aegon Asset Management. The continued strong commercial momentum in the Netherlands was underlined by strong inflows into the Dutch Mortgage Funds, which grew to EUR 15 billion of assets under management in the first half of 2018. Furthermore, Stap, the Dutch APF initiated by Aegon, for which TKPI (a subsidiary of Aegon Asset Management) undertakes the fiduciary management, won a significant mandate of EUR 1.7 billion. At the end of the first half of 2018, total assets under management in Stap stood at EUR 4.6 billion, making it the single largest APF in the Netherlands.

During the first half of 2018, Aegon Asset Management made significant progress in moving toward a globally integrated operating model to strengthen its organizational set-up and support its growth ambitions. In order to create an integrated, multi-location commercial business that makes doing business with Aegon simpler and more efficient, Asset Management combined its European based sales teams under one leadership. The globally integrated model with one Europe and one US region will enable the creation of a global suite of relevant investment strategies that can be distributed via its various brands in all of its markets, accelerate growth of third party business, and enhance Aegon’s ability to attract and serve clients.

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Operational highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax increased by 2% compared with the first half of 2017 to EUR 1,064 million. Earnings increased by 10% on a constant currency basis driven by expense savings, higher investment margin in the Netherlands, business growth in Asia and higher performance fees. In the first half of 2018, adverse mortality in the United States more than offset favorable underwriting results in Asia and the Netherlands.

Underlying earnings from the Americas decreased by 8% to EUR 602 million driven by the weakening of the US dollar. On a constant currency basis earnings were up by 3%, as expense savings more than offset adverse mortality. The current half year included EUR 55 million unfavorable mortality compared with EUR 34 million in the same period last year across the Life and Fixed Annuity businesses.

Underlying earnings before tax from Aegon’s operations in Europe increased strongly by 14% to EUR 435 million. This was the result of growth in all regions, most notably in the Netherlands. Earnings growth was mostly driven by a higher investment margin from the shift to higher-yielding assets, lower funding costs and growth of the bank’s balance sheet, and lower expenses. Furthermore, earnings from non-life benefited from EUR 22 million in provision releases related to the disability business.

Aegon’s underlying earnings in Asia increased by 38% to EUR 31 million as a result of higher earnings across all business lines. The increase in earnings from the HNW businesses was the result of higher investment yields and favorable claims experience. The other business lines benefited from expense savings and business growth, particularly in China.

Underlying earnings from Aegon Asset Management increased by 19% to EUR 83 million as a result of a EUR 18 million increase in performance fees, mostly driven by Aegon’s Chinese asset management joint venture.

The result from the holding remained stable at a loss of EUR 87 million, as expense savings offset temporary higher interest expenses due to refinancing activities.

Net income

Net income amounted to EUR 491 million in the first half of 2018, and reflects strong underlying earnings as well as realized losses on investments, restructuring and integration expenses, and a book loss on the sale of Aegon Ireland.

Fair value items

The loss from fair value items amounted to EUR 3 million. Positive real estate revaluations in the Netherlands were offset by losses in the Netherlands and the United States on hedges in place to protect Aegon’s capital position.

Realized losses on investments

Realized losses on investments totaled EUR 67 million, as losses from the sale of US treasuries more than offset gains as a result of portfolio optimization in Europe, including EUR 20 million in the United Kingdom.

Net impairments

Net impairments amounted to nil and reflect the continued benign credit environment.

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Other charges

Other charges of EUR 294 million were mainly driven by a book loss on the sale of Aegon Ireland and restructuring expenses in the United Kingdom, Spain and United States.

In Europe, Other charges of EUR 179 million were partly driven by the EUR 93 million book loss on the sale of Aegon Ireland, which closed on April 3, 2018. Restructuring and integration expenses in the United Kingdom and Spain totaled EUR 59 million. In the United Kingdom, a reserve strengthening of EUR 49 million for the residual annuity book was driven by the aforementioned portfolio optimization, which led to EUR 20 million realized gains. These items were partly offset by a benefit of EUR 27 million from assumption changes and model updates.

In the United States, Other charges of EUR 88 million were largely the result of EUR 98 million transition and conversion charges related to the agreement with TCS to administer Aegon’s US insurance and annuity business lines. During the first half of 2018, Transamerica conducted its annual assumption review, which resulted in a charge of EUR 32 million. The IFRS assumption review for Long-Term Care resulted in no material charges. These items were partly compensated by a EUR 45 million gain related to last year’s divestment of the majority of the run-off businesses to Wilton Re.

Other charges at the holding amounted to EUR 21 million and were driven by IFRS 9 / 17 implementation expenses.

Run-off businesses

The result from run-off businesses declined to a loss of EUR 7 million due to the divestment of the majority of the remainder of these businesses in 2017.

Income tax

Income tax amounted to EUR 201 million, which implies an effective tax rate for the first half of 2018 of 29%, making it higher than the expected effective tax rate going forward. This was mainly the result of a one-time tax expense related to last year’s divestment of the majority of the run-off businesses, which is offset by the aforementioned one-time gain. The effective tax rate on underlying earnings was 19% compared with 28% in the first half of 2017. This decrease reflects the lowering of the nominal corporate tax rate in the United States from 35% to 21%.

Return on equity

Return on equity increased by 120 basis points compared with the same period last year to 9.2%. The increase was driven by higher underlying earnings and a lower corporate tax rate in the United States.

Operating expenses

Operating expenses decreased by 6% to EUR 1,863 million driven by the weakening of the US dollar. On a constant currency basis, expenses were stable, as expense savings, and the divestment of UMG and Aegon Ireland more than offset higher restructuring expenses. Aegon is on track to achieve EUR 350 million in annual run-rate expense savings by year-end 2018 as part of its plans to improve return on equity. Initiatives to reduce expenses have led to annual run-rate expense savings of approximately EUR 325 million since the beginning of 2016, including the agreement with TCS. Annual run-rate expense savings increased by EUR 45 million in the first half of 2018.

Deposits and sales

Gross deposits increased by 8% to EUR 64 billion, as strong deposits in Asset Management more than offset adverse currency movements and lower deposits on the platform in the United Kingdom. Asset Management deposits benefited from continued strong inflows in the Dutch Mortgage Funds, fiduciary management inflows in the Netherlands related to general pension fund Stap, and strong inflows in China.

Net deposits amounted to EUR 3.9 billion, as continued strong asset management inflows and increased net inflows in the United Kingdom as a result of improved retention more than offset net outflows in the Americas driven by retirement plan outflows. These outflows were caused by a limited number of large contract losses in the 403(b) retirement business, which mostly related to medical care provider merger and acquisition activity. Excluding these outflows, net deposits in the US retirement business were neutral in the first half of 2018.

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New life sales amounted to EUR 422 million, a decline of 10% as a result of the weakening of the US dollar. On a constant currency basis, new life sales declined by 2%. Lower term life and indexed universal life sales in the United States and lower sales in the Asian HNW businesses more than offset the continued success of the critical illness product in China, and higher sales in Spain & Portugal and the Netherlands.

New premium production for accident & health and general insurance decreased by 48% to EUR 274 million. This was predominantly driven by lower supplemental health, travel and stop loss insurance sales in the United States. The reduction in travel and stop loss insurance sales resulted from the previously announced strategic decision to exit the Affinity, Direct TV and Direct Mail distribution channels.

Market consistent value of new business

Market consistent value of new business (MCVNB) increased by 28% to EUR 304 million driven by the Americas and Europe. The increase in MCVNB in the Americas resulted from tax reform, a favorable product mix and updated expense assumptions, which more than offset lower life and accident & health sales. The MCVNB in Europe doubled as a result of an enhanced sales mix in Spain & Portugal and improved margins on the platform business in the United Kingdom.

Revenue-generating investments

Revenue-generating investments increased by 1% compared with the end of 2017 to EUR 825 billion. Net inflows and the strengthening of the US dollar more than offset the divestment of Aegon Ireland.

Shareholders’ equity

Shareholders’ equity decreased by EUR 0.1 billion to EUR 20.5 billion on June 30, 2018, as retained earnings and strengthening of the US dollar were more than offset by a lower revaluation reserve as a result of increased interest rates in the United States. Shareholders’ equity excluding revaluation reserves and defined benefit plan remeasurements increased by EUR 0.6 billion to EUR 18.0 billion – or EUR 8.68 per common share – at the end of the first half 2018. This increase reflects retained earnings and strengthening of the US dollar.

Gross financial leverage ratio

The gross financial leverage ratio increased by 30 basis points to 28.9% as the increase in shareholders’ equity was more than offset by a temporary increase in leverage as a result of refinancing activities.

On April 11, 2018, Aegon issued USD 800 million Tier 2 subordinated debt securities, first callable on April 11, 2028, and maturing on April 11, 2048. The coupon is fixed at 5.5% until the first call date and floating thereafter with a margin including a 100 basis points step-up. The net proceeds from this issuance are being used to redeem grandfathered subordinated debt and for general corporate purposes.

Effective May 15, 2018, Aegon redeemed USD 525 million 8% grandfathered Tier 2 subordinated notes. On May 24, 2018, Aegon exercised its right to redeem the EUR 200 million 6% perpetual capital securities. The redemption of these grandfathered Tier 1 securities was effective on July 23, 2018, when the aggregate principal amount was repaid together with any accrued and unpaid interest.

The redemption of the aforementioned grandfathered Tier 1 securities, together with the maturity of EUR 500 million senior debt in August 2018, is expected to lead to an improvement in the gross financial leverage ratio by approximately 200 basis points in the second half of 2018.

Holding excess cash

Holding excess cash increased from EUR 1,354 million to EUR 1,923 million during the first half of the year. Aegon has earmarked EUR 700 million to reduce leverage in the second half of 2018. The group received EUR 593 million in remittances from subsidiaries, of which EUR 390 million from the United States and EUR 203 million from Europe, including from the Netherlands and United Kingdom. The divestment of Aegon Ireland added a further EUR 196 million to holding excess cash. In addition, refinancing activities led to a temporary increase in holding excess cash by EUR 200 million.

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These cash inflows were partly offset by EUR 167 million for the cash portion of the final 2017 dividend, EUR 163 million cash outflows mainly related to holding funding and operating expenses and EUR 87 million capital injections to support growth of the business, and to strengthen the capital positions of Aegon’s own business in Spain and its joint venture in Japan.

Capital generation

Capital generation of the operating units amounted to EUR 1,386 million for the first half of 2018. Market impacts and one-time items totaled EUR 628 million. Market impacts were mainly driven by the favorable impact from equity market and interest rate movements in the United States, and positive impact from credit spread and equity market movements in the United Kingdom. One-time items included the benefit from the divestment of Aegon Ireland, capital release from exiting the Affinity, Direct TV and Direct Mail distribution channels in the United States, and management actions in the United Kingdom. These more than offset the negative impact of lowering the Ultimate Forward Rate (UFR), the capital strain from investments in illiquid assets, and model updates in the Netherlands.

Solvency II ratio

Aegon’s Solvency II ratio increased from 201% to 215% during the first half 2018 mainly due to normalized capital generation, market impacts and management actions, which were only partly offset by the final 2017 dividend.

The estimated RBC ratio in the United States increased to 490% on June 30, 2018, from 472% at the end of 2017. This increase was mainly driven by normalized capital generation, the positive impact from equity market and interest rate movements, and management actions, which were only partly offset by other items including remittances to the group. The benefit from management actions was mostly driven by the release of capital as a result of the previously announced strategic decision to exit the Affinity, Direct TV and Direct Mail distribution channels.

The estimated Solvency II ratio in the Netherlands decreased to 190% on June 30, 2018, from 199% at the end of 2017. Normalized capital generation was more than offset by remittances to the group and one-time items, including the lowering of the UFR by 15 basis points to 4.05%, capital strain from investments in illiquid assets, and model updates. Market impacts had a minor negative impact on the ratio, as the increase in Own Funds was offset by an increase in SCR, mostly as a result of credit spread movements.

The estimated Solvency II ratio in the United Kingdom increased to 197% on June 30, 2018, from 176% at the end of 2017. The increase was mainly driven by normalized capital generation, the positive impact from credit spread and equity market movements, and management actions, which were only partly offset by other items including remittances to the group. Management actions included derisking of the investment portfolio, funds restructuring and a temporary benefit from changes in the equity hedging program, which is expected to reverse in the second half of the year.

Interim 2018 dividend

Aegon aims to pay out a sustainable dividend to allow equity investors to share in Aegon’s performance, which can grow over time if Aegon’s performance so allows. The 2018 interim dividend amounts to EUR 0.14 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Aegon intends to neutralize the dilutive effect of the interim 2018 stock dividend on earnings per share in the fourth quarter of this year, barring unforeseen circumstances.

Aegon’s shares will be quoted ex-dividend on August 24, 2018. The record date is August 27, 2018. The election period for shareholders will run from August 29 up to and including September 14, 2018. The stock fraction will be based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from September 10 through September 14, 2018. The stock dividend ratio will be announced on September 19, 2018, and the dividend will be payable as of September 21, 2018.

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Aegon N.V.
Holding excess cash

EUR millions	First half	2017 Second half	Full Year	2018 First half
Beginning of period	1,512	1,725	1,512	1,354
Dividends received	599	1,247	1,846	593
Capital injections	(59)	(1,033)	(1,092)	(87)
Divestments / (acquisitions)	—	3	3	196
Net capital flows to the holding	540	218	757	701
Funding and operating expenses	(187)	(164)	(352)	(163)
Dividends and share buybacks	(142)	(417)	(559)	(167)
Leverage issuances / (redemptions)	—	—	—	200
Other	3	(8)	(5)	(2)
Holding expenses and capital return	(327)	(588)	(916)	(132)
End of period	1,725	1,354	1,354	1,923

Aegon N.V.
Solvency II ratio

		June 30,	Dec. 31,	June 30,
EUR millions	Notes	2018	2017	2017
Eligible Own Funds		17,092	15,628	16,185
Consolidated Group SCR		7,940	7,774	8,732
Solvency II ratio	11b, 12	215%	201%	185%

United States - RBC ratio		490%	472%	464%
The Netherlands - Solvency II ratio		190%	199%	144%
United Kingdom - Solvency II ratio		197%	176%	169%

1H 2018 Results	11
The Hague - August 16, 2018

Americas

•	Underlying earnings before tax increase by 3% to USD 729 million driven by expense savings

•	Net income decreases to USD 289 million due to realized losses and transition and conversion charges

•	Gross deposits amount to USD 24.1 billion; net outflows of USD 8.8 billion mainly as a result of 403(b) retirement plan contract losses

•	Return on capital increases by 130 basis points to 8.3%

Underlying earnings before tax

Underlying earnings before tax from the Americas in the first half of 2018 increased by 3% to USD 729 million, as expense savings more than offset adverse mortality in the life business.

•

Life earnings increased by 17% to USD 96 million, as lower operating expenses and higher investment income were partially offset by adverse mortality experience and adverse persistency. Adverse mortality experience in the first half of 2018 was USD 66 million compared with USD 49 million in the same period last year, mainly due to higher claims frequency, reflecting higher than expected seasonality. Adverse persistency was largely driven by the implementation of monthly deduction rates increases at the end of 2017.

•

Earnings from Accident & Health remained stable at USD 123 million, as lower operating expenses were offset by lower investment income. Slightly favorable claims experience in Long-Term Care was offset by the impact of product exits.

•

Earnings from Retirement Plans decreased by 9% to USD 137 million. This was the result of higher operating expenses as a result of changes in expense allocations between product lines and lower spread income caused by adverse mortality experience on the closed purchased annuities block.

•	Mutual Fund earnings increased by 17% to USD 26 million, mostly driven by higher fee revenue resulting from favorable equity market performance and business growth.

•

Earnings from Variable Annuities increased by 34% to USD 253 million primarily driven by lower operating expenses as a result of changes in expense allocations between product lines, and a one-time charge in the first half of 2017 of USD 14 million.

•

Earnings from Fixed Annuities declined by 44% to USD 52 million in the first half of 2018. This was caused by lower spread income due to lower balances and the non-recurrence of favorable mortality experience of USD 9 million in the first half of 2017.

•	Stable Value Solutions earnings were stable at USD 47 million.

•	Earnings from Latin America decreased by USD 6 million to a loss of USD 4 million due to increased expenses.

Net income

Net income from Aegon’s businesses in the Americas decreased by USD 404 million to USD 289 million in the first half of 2018. This decrease was primarily driven by realized losses, together with transition and conversion charges that were partially offset by lower taxes due to a lower corporate tax rate.

The results from fair value items amounted to a loss of USD 91 million.

•	The loss on fair value hedges without an accounting match under IFRS was USD 120 million. This loss was in line with expectations driven by the impact of equity market movements on the macro hedge.

•	The result on fair value hedges with an accounting match amounted to a gain of USD 77 million mainly driven by volatility gains.

•	The results on fair value investments amounted to a loss of USD 48 million, mainly from the impact of widening credit spreads on derivatives.

Realized losses on investments of USD 150 million resulted from the sale of US treasuries as part of ongoing asset-liability management activity and normal trading activity. Net recoveries amounted to USD 5 million. The run-off businesses declined to a loss of USD 8 million as a result of the divestment of the majority of the remainder of these businesses in 2017.

1H 2018 Results	12
The Hague - August 16, 2018

Other charges of USD 106 million were mainly caused by transition and conversion charges of USD 119 million related to the TCS agreement. During the first half of 2018, Transamerica conducted its annual assumption review, which resulted in USD 39 million charges. The IFRS assumption review for Long-Term Care resulted in no material charges. These charges were partially offset by a pre-tax gain of USD 54 million related to last year’s divestment of the majority of the run-off businesses to Wilton Re, which was largely offset by a related one-time tax expense.

Income tax expense in the first half of 2018 amounted to USD 90 million and includes a one-time tax expense of USD 47 million in relation to the divestment of the majority of the run-off businesses to Wilton Re in 2017. As a result, the income tax rate for the first half of 2018 of 24% was higher than the statutory tax rate of 21%.

Return on capital

The return on average capital invested in Aegon’s businesses in the Americas in the first half of 2018, excluding revaluation reserves and defined benefit plan remeasurements, increased by 130 basis points to 8.3%. This increase was driven by higher pre-tax earnings, together with higher net underlying earnings resulting from lower taxes due to tax reform, effective as of January 1, 2018. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased by 5% to USD 960 million, as restructuring expenses were higher due to transition and conversion charges associated with the TCS partnership, which amounted to USD 119 million in the first half of 2018. Aegon expects to incur approximately USD 30 million of additional transition and conversion charges in the second half of 2018.

Operating expenses excluding restructuring expenses declined by 7% to USD 835 million mainly driven by the expense savings program. Run-rate annual expense savings increased by USD 14 million to USD 277 million in the first half of 2018.

Sales

Gross deposits increased by 1% to USD 24.1 billion. Retirement Plans deposits decreased by 3% to USD 18.7 billion, as lower takeover deposits in the medium to large plan market more than offset higher recurring deposits. While gross deposits in Variable Annuities were down by 4% to USD 1.7 billion year-over-year, they were up by 13% in the first half of 2018 compared with the second half of 2017, driven by product enhancements and improved market conditions. Aegon expects to continue regaining market share following the product enhancements that are being rolled out in 2018 to improve competitiveness of its variable annuity products. Deposits in Mutual Funds continued to be strong at USD 3.4 billion compared with USD 2.8 billion in the same half last year.

Total net outflows amounted to USD 8.8 billion in the first half of 2018. Net outflows in Retirement Plans totaled USD 6.5 billion for the first half, driven by a limited number of large contract losses in the 403(b) retirement business, which mainly related to medical care provider merger and acquisition activity. Since these outflows are mostly the result of merger and acquisition activity, they are not expected to lead to a trend. Excluding these contract losses, Retirement Plans net deposits were neutral in the first half of 2018. Net outflows in Variable Annuities amounted to USD 1.5 billion, mainly caused by increased surrenders as the business matures and impacts from re-pricing in the market. Net inflows in Mutual Funds of USD 0.1 billion resulted from increased gross deposits. Fixed Annuities experienced net outflows of USD 0.6 billion as the book matures.

New life sales were down by 6% to USD 257 million, mainly caused by lower term life and indexed universal life sales. More recently, indexed universal life sales have stabilized as a result of product enhancements. Term life product enhancements are expected to be implemented late in the second half of 2018 to improve competitiveness of the offering.

1H 2018 Results	13
The Hague - August 16, 2018

New premium production for accident & health insurance declined by 52% to USD 228 million as a result of lower supplemental health, travel and stop loss insurance sales in the United States. This movement is in line with previously provided guidance that indicated that new premium production for accident & health insurance would decrease by approximately USD 300 million in 2018 as a result of the previously announced strategic decision to exit the Affinity, Direct TV and Direct Mail distribution channels.

Market consistent value of new business

Market consistent value of new business increased by 31% to USD 244 million, as updated expense assumptions, tax reform and a favorable product mix more than offset lower life and accident & health sales.

Revenue-generating investments

Revenue-generating investments decreased by 3% compared with year-end 2017 to USD 455 billion. The decline was driven by net outflows combined with a decline in the revaluation reserve of USD 3.0 billion due to rising interest rates and widening credit spreads.

1H 2018 Results	14
The Hague - August 16, 2018

Americas

USD millions	Notes	First half 2018	First half 2017%		Second half 2017%
Underlying earnings before tax by line of business
Life		96	82	17	169	(43)
Accident & Health		123	123	—	161	(23)
Retirement Plans		137	150	(9)	166	(17)
Mutual Funds		26	22	17	31	(17)
Variable Annuities		253	189	34	221	14
Fixed Annuities		52	92	(44)	53	(3)
Stable Value Solutions		47	47	(1)	52	(9)
Latin America		(4)	2	n.m.	(1)	n.m.

Underlying earnings before tax		729	707	3	852	(14)
Fair value items		(91)	(57)	(59)	249	n.m.
Realized gains / (losses) on investments		(150)	32	n.m.	146	n.m.
Net impairments		5	1	n.m.	(20)	n.m.
Other income / (charges)		(106)	244	n.m.	(653)	84
Run-off businesses		(8)	44	n.m.	(11)	22

Income before tax		379	971	(61)	564	(33)
Income tax		(90)	(278)	68	505	n.m.

Net income / (loss)		289	693	(58)	1,069	(73)

Net underlying earnings		609	520	17	638	(5)

Commissions and expenses		2,397	2,126	13	1,946	23
of which operating expenses		960	913	5	885	8

Gross deposits (on and off balance) by line of business	10
Life		4	3	12	3	21
Retirement Plans		18,714	19,206	(3)	15,030	25
Mutual Funds		3,418	2,818	21	2,877	19
Variable Annuities		1,662	1,723	(4)	1,467	13
Fixed Annuities		208	172	20	145	43
Latin America		89	19	n.m.	55	61

Total gross deposits		24,095	23,942	1	19,577	23

Net deposits (on and off balance) by line of business	10
Life		(18)	(16)	(14)	(17)	(8)
Retirement Plans		(6,670)	(969)	n.m.	(29,511)	77
Mutual Funds		146	(88)	n.m.	464	(69)
Variable Annuities		(1,542)	(968)	(59)	(1,316)	(17)
Fixed Annuities		(641)	(629)	(2)	(552)	(16)
Latin America		77	10	n.m.	42	82

Total net deposits excluding run-off businesses		(8,648)	(2,660)	n.m.	(30,889)	72
Run-off businesses		(131)	(260)	49	(121)	(8)

Total net deposits / (outflows)		(8,779)	(2,920)	n.m.	(31,011)	72

New life sales	10
Life single premiums		50	50	1	51	(2)
Life recurring premiums annualized		252	267	(6)	257	(2)

Total recurring plus 1/10 single		257	272	(6)	262	(2)
Life		218	248	(12)	212	3
Latin America		39	23	65	50	(23)

Total recurring plus 1/10 single		257	272	(6)	262	(2)
New premium production accident and health insurance		228	479	(52)	339	(33)

Revenue-generating investments

		June 30, 2018	Dec. 31, 2017%		June 30, 2017%
Revenue-generating investments (total)		455,172	467,316	(3)	474,172	(4)

Investments general account		84,051	88,222	(5)	89,120	(6)
Investments for account of policyholders		120,291	123,640	(3)	118,864	1
Off balance sheet investments third parties		250,830	255,454	(2)	266,188	(6)

1H 2018 Results	15
The Hague - August 16, 2018

Europe

•	Underlying earnings before tax increase strongly by 14% to EUR 435 million, driven by the Netherlands

•	Net income grows by 9% to EUR 288 million

•	Net deposits increase by 8%, reflecting higher retention in the UK

•	New life sales increase by 6% to EUR 140 million, driven by Spain & Portugal and the Netherlands

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased strongly by 14% compared with the first half of 2017 to EUR 435 million. This was the result of growth in all regions, most notably in the Netherlands and CEE.

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Earnings in the Netherlands were up by 17% to EUR 318 million. Life earnings increased to EUR 238 million as a result of an improved investment margin, reflecting the shift to higher-yielding assets, and lower expenses. Earnings from Non-life rose to EUR 24 million as disability underwriting results benefitted from EUR 22 million provision releases. Banking improved to EUR 49 million, driven by a higher net interest margin, reflecting balance sheet growth and lower funding costs, partly offset by higher expenses in line with the bank’s growth. Service Business earnings declined to EUR 8 million due to the loss of earnings as a result of the sale of UMG, and investments in new digital propositions.

•

In the United Kingdom, earnings rose by 1% to EUR 69 million. Digital Solutions earnings increased to EUR 10 million, driven by higher fee income as a result of new business inflows, upgrades to the platform and higher average equity markets. Earnings of the Existing Business declined by EUR 14 million to EUR 59 million due to upgrades to the digital platform and lower investment income following bond sales, while last year included a EUR 4 million refund of reinsurance premiums.

•	CEE’s earnings increased by 14% to EUR 41 million, as a result of business growth, most notably in Turkey and Hungary.

•	Earnings in Spain & Portugal increased by 25% to EUR 7 million, driven by portfolio growth and better underwriting results in the joint ventures with Santander in Portugal.

Net income

Net income from Aegon’s businesses in Europe amounted to EUR 288 million. The gain from fair value items was EUR 76 million, driven by EUR 128 million real estate revaluations in the Netherlands. This was partly offset by EUR 68 million negative fair value changes on hedges in the Netherlands, which are in place to protect Aegon’s capital position. Realized gains totaled EUR 61 million and were primarily the result of portfolio optimization in the Netherlands and the United Kingdom. Other charges of EUR 179 million were caused by a EUR 93 million loss on the sale of Aegon Ireland, a EUR 49 million reserve strengthening related to the UK’s residual annuity book, and EUR 40 million integration expenses for Cofunds and BlackRock’s defined contribution business in the United Kingdom. The reserve strengthening related to aforementioned portfolio optimization, which led to realized gains. The positive impact from assumption changes and model updates of EUR 27 million was partly offset by a EUR 19 million restructuring charge in Aegon’s own business in Spain.

Return on capital

The return on average capital invested in Aegon’s businesses in Europe was stable at 7.5% excluding revaluation reserves and defined benefit plan remeasurements. The positive impact from improved net underlying results was offset by the negative impact from the EUR 1 billion capital injection to strengthen the Solvency II capital position in the Netherlands in the third quarter of 2017. For the Netherlands, return on capital for the first half of 2018 stood at 7.8%. The return over the same period in the United Kingdom was 6.2%, in CEE 18.7%, and in Spain & Portugal 1.1%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

1H 2018 Results	16
The Hague - August 16, 2018

Operating expenses

Operating expenses decreased by 11% to EUR 717 million as a result of lower expenses in the Netherlands and the United Kingdom. The main drivers in the Netherlands were the sale of UMG in the fourth quarter of last year and expense savings in the insurance businesses. In the United Kingdom, higher Cofunds and BlackRock integration expenses were more than offset by expense savings and the divestment of Aegon Ireland. The higher expenses in Spain & Portugal were caused by a provision for a restructuring program to improve the financial performance of

Aegon Spain’s own business.

Sales

Gross deposits declined by 7% to EUR 11.8 billion as gross deposits in the United Kingdom were down by 16% to EUR 7.3 billion due to lower platform sales whilst maintaining market share. This was partly offset by an 11% increase to EUR 4.3 billion in the Netherlands, driven by continued momentum at Aegon’s online bank Knab and Aegon’s PPIs. Gross deposits in CEE increased by 24% to EUR 185 million, largely as a result of higher pension deposits in Romania, Poland and Hungary.

Net deposits for Europe increased by 8% to EUR 2.9 billion as a result of 19% higher net inflows in the United Kingdom, reflecting improved retention. In the Netherlands, increased PPI net inflows were more than offset by lower net deposits at Knab.

Production of mortgages in the Netherlands was up by 13% to EUR 4.6 billion in the first half of 2018, of which EUR 2.5 billion was related to third-party investor demand, mainly through the Dutch Mortgage Funds.

New life sales increased by 6% to EUR 140 million in the first half of 2018, which was the result of increases in all regions, most notably in Spain & Portugal and the Netherlands. In Spain & Portugal, the 10% sales increase was mainly the result of growth in the joint ventures with Santander, while in the Netherlands sales grew 6%, driven by defined benefit pensions, immediate annuities and pension indexation premiums.

New premium production for Accident & Health was down by 11% to EUR 20 million as last year’s number included one-time higher sales in the Netherlands following legislative changes. New premium production for general insurance increased by 7% to EUR 61 million, driven by Hungary and the Santander joint ventures.

Market consistent value of new business

The market consistent value of new business in Europe more than doubled to EUR 74 million. In Spain & Portugal, MCVNB increased strongly as a better sales mix led to improved margins, while in the United Kingdom the strong increase was driven by improved margins on pension products on the platform.

Revenue-generating investments

Revenue-generating investments decreased by 1% in the first half of 2018 to EUR 274 billion, reflecting the sale of Aegon Ireland.

1H 2018 Results	17
The Hague - August 16, 2018

Europe

EUR millions	Notes	First half 2018	First half 2017%		Second half 2017%
Underlying earnings before tax
NL Life		238	199	20	203	17
NL Non-life		24	15	64	20	21
NL Banking		49	37	33	41	20
NL Service business		8	22	(67)	22	(66)
The Netherlands		318	273	17	285	12
UK Existing Business		59	73	(19)	51	15
UK Digital Solutions		10	(5)	n.m.	(3)	n.m.
United Kingdom		69	68	1	48	43
Central & Eastern Europe		41	36	14	30	36
Spain & Portugal		7	6	25	(2)	n.m.

Underlying earnings before tax		435	383	14	362	20
Fair value items		76	(250)	n.m.	(5)	n.m.
Realized gains / (losses) on investments		61	156	(61)	92	(34)
Net impairments		1	2	(61)	2	(61)
Other income / (charges)	5	(179)	72	n.m.	264	n.m.

Income before tax		395	363	9	715	(45)
Income tax		(106)	(98)	(9)	(135)	21

Net income / (loss)		288	265	9	580	(50)

Net underlying earnings		356	293	21	287	24

Commissions and expenses		975	1,084	(10)	1,057	(8)
of which operating expenses		717	807	(11)	802	(11)

Gross deposits (on and off balance)	10
The Netherlands		4,328	3,899	11	4,162	4
United Kingdom		7,283	8,632	(16)	8,627	(16)
Central & Eastern Europe		185	150	24	173	7
Spain & Portugal		17	13	29	23	(26)

Total gross deposits		11,813	12,694	(7)	12,985	(9)

Net deposits (on and off balance)	10
The Netherlands		651	764	(15)	303	115
United Kingdom		2,154	1,805	19	2,860	(25)
Central & Eastern Europe		68	99	(31)	78	(12)
Spain & Portugal		7	8	(17)	5	28

Total net deposits / (outflows)		2,879	2,675	8	3,246	(11)

New life sales	6, 10
Life single premiums		423	428	(1)	499	(15)
Life recurring premiums annualized		97	89	9	91	7

Total recurring plus 1/10 single		140	132	6	141	(1)
The Netherlands		52	49	6	50	4
United Kingdom		18	17	6	20	(7)
Central & Eastern Europe		42	41	2	47	(11)
Spain & Portugal		27	25	10	24	16

Total recurring plus 1/10 single		140	132	6	141	(1)
New premium production accident and health insurance		20	23	(11)	16	25
New premium production property & casualty insurance		61	57	7	52	16

Revenue-generating investments

		June 30, 2018	Dec. 31, 2017%		June 30, 2017%
Revenue-generating investments (total)		274,430	277,050	(1)	264,636	4

Investments general account		60,298	58,268	3	57,079	6
Investments for account of policyholders		90,085	95,880	(6)	94,071	(4)
Off balance sheet investments third parties		124,047	122,902	1	113,485	9

1H 2018 Results	18
The Hague - August 16, 2018

Europe Segments, First half 2018 geographically

EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
Underlying earnings before tax		318	69	41	7	435
Fair value items		81	(4)	—	—	76
Realized gains / (losses) on investments		39	21	2	—	61
Impairment charges		(4)	—	(1)	—	(4)
Impairment reversals		4	—	1	—	5
Other income / (charges)	5	27	(182)	(6)	(19)	(179)

Income / (loss) before tax		466	(97)	38	(12)	395
Income tax (expense) / benefit		(98)	—	(5)	(4)	(106)

Net income / (loss)		368	(97)	33	(16)	288

Net underlying earnings		252	64	37	3	356

Commissions and expenses		380	346	132	117	975
of which operating expenses		323	253	81	60	717

Europe Segments, First half 2017 geographically

EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
Underlying earnings before tax		273	68	36	6	383
Fair value items		(202)	(48)	—	—	(250)
Realized gains / (losses) on investments		147	6	2	—	156
Impairment charges		(2)	—	(3)	—	(4)
Impairment reversals		7	—	—	—	7
Other income / (charges)	5	(8)	80	—	—	72

Income / (loss) before tax		215	107	36	6	363
Income tax (expense) / benefit		(45)	(44)	(5)	(4)	(98)

Net income / (loss)		170	63	31	2	265

Net underlying earnings		211	48	32	2	293

Commissions and expenses		484	379	127	94	1,084
of which operating expenses		422	271	72	43	807

1H 2018 Results	19
The Hague - August 16, 2018

Asia

•	Underlying earnings before tax increase by 55% to USD 38 million due to favorable claims experience and business growth

•	Net income amounts to USD 1 million primarily due to improved results in strategic partnerships

•	New life sales decline by 9% to USD 85 million driven by challenging sales environment in HNW markets

•	Gross deposits decrease by 29% to USD 93 million as a result of lower variable annuity sales in Japan

Underlying earnings before tax

In the first half of 2018, Aegon’s underlying earnings before tax in Asia increased by 55% to USD 38 million as a result of higher earnings across all business lines.

•	Earnings from HNW businesses increased by 16% to USD 40 million, mainly as a result of a benefit related to higher investment yields and favorable claims experience.

•	Earnings from Aegon Insights improved by USD 2 million to USD 4 million. This was primarily due to lower operating expenses as a result of running off the outbound telemarketing business.

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The results from Strategic partnerships in China, Japan and India improved by USD 6 million to a loss of USD 6 million as a result of business growth and lower new business related expenses in Japan, partially offset by higher operating expenses due to higher sales in China.

Net income

Net income from Aegon’s operations in Asia improved to USD 1 million from a loss of USD 5 million in the first half of 2017 largely driven by improved results from Strategic partnerships. The loss from fair value items of USD 2 million was mainly due to the impact from interest rate movements on investments held at fair value through profit or loss. Realized losses of USD 11 million were the result of portfolio rebalancing on available for sale assets in the HNW businesses to achieve higher yields. Other charges amounted to a loss of USD 7 million mainly as a result of assumption changes and model updates. Income tax amounted to USD 17 million and is mainly related to an expense for higher taxable commissions in China following continued strong sales, while the HNW businesses and Aegon Insights benefited from a lower statutory tax rate as a result of US tax reform.

Return on capital

The return on average capital invested in Aegon’s businesses in Asia excluding revaluation reserves improved from -0.8% to 3.3% mainly due to significantly improved net underlying earnings and a lower capital base following the USD 200 million remittances from the HNW businesses to the group in the first half of 2017.

Operating expenses

Operating expenses increased by 15% to USD 96 million in the first half of 2018. Higher expenses were primarily driven by China due to continued strong sales, and investments in the HNW businesses.

Sales

Total new life and accident & health sales declined by 12% to USD 90 million.

•	New life sales from HNW businesses decreased by 30% to USD 29 million due to the higher cost of premium financing for customers in general as interest rates rise and strong competition in the markets.

•	Accident & health insurance sales from Aegon Insights was nil compared with USD 6 million in the same half last year as a result of running off its outbound telemarketing business.

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Total new life and accident & health sales from Strategic partnerships increased by 18% to USD 62 million. This increase was primarily driven by continued strong sales in China and the appreciation of Chinese Yuan against the US Dollar.

Gross deposits from Strategic partnerships decreased by 29% to USD 93 million. Variable annuity sales in Japan continue to be impacted by a shrinking market due to the low interest rate environment. Net deposits decreased by 93% to USD 6 million, which reflects lower gross deposits and higher lapse experience in the Japanese variable annuity business.

1H 2018 Results	20
The Hague - August 16, 2018

Market consistent value of new business

The market consistent value of new business in Asia increased by 3% to USD 35 million. This was mainly driven by higher growth from China due to a favorable product mix and higher average interest rates in the HNW businesses, which more than offset methodology changes.

Revenue-generating investments

Revenue-generating investments increased by 1% to USD 9.8 billion during the first half of 2018. This increase was primarily driven by sales in the HNW business and capital injections in India and Japan, partly offset by unfavorable market movement on available for sale investment assets.

1H 2018 Results	21
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Asia
		First half	First half		Second half
USD millions	Notes	2018	2017	%	2017	%
Underlying earnings before tax by line of business
High net worth businesses		40	35	16	32	27
Aegon Insights		4	2	79	8	(51)
Stategic partnerships		(6)	(12)	50	(9)	30

Underlying earnings before tax		38	25	55	31	24
Fair value items		(2)	—	n.m.	—	n.m.
Realized gains / (losses) on investments		(11)	(1)	n.m.	6	n.m.
Net impairments		—	—	n.m.	(1)	n.m.
Other income / (charges)		(7)	—	n.m.	(21)	69

Income before tax		18	23	(22)	14	30
Income tax		(17)	(28)	38	(3)	n.m.

Net income / (loss)		1	(5)	n.m.	11	(91)

Net underlying earnings		16	(4)	n.m.	11	49

Commissions and expenses		140	122	15	135	3
of which operating expenses		96	83	15	92	4

China		3	2	47	1	n.m.
Japan		89	129	(31)	118	(24)

Total gross deposits		93	131	(29)	119	(22)

China		1	1	73	(1)	n.m.
Japan		5	92	(94)	54	(90)

Total net deposits / (outflows)		6	92	(93)	53	(88)

New life sales	10
Life single premiums		277	434	(36)	410	(33)
Life recurring premiums annualized		57	50	15	36	60

Total recurring plus 1/10 single		85	93	(9)	77	11
High net worth businesses		29	41	(30)	43	(33)
Stategic partnerships		56	52	8	34	66

Total recurring plus 1/10 single		85	93	(9)	77	11
New premium production accident and health insurance		5	9	(40)	5	2

Revenue-generating investments
		June 30, 2018	Dec. 31, 2017%		June 30, 2017%
Revenue-generating investments (total)		9,773	9,659	1	8,937	9

Investments general account		6,418	6,395	—	5,819	10
Investments for account of policyholders		126	—	n.m.	—	n.m.
Off balance sheet investments third parties		3,228	3,263	(1)	3,117	4

1H 2018 Results	22
The Hague - August 16, 2018

Asset Management

•	Underlying earnings before tax strongly increase to EUR 83 million driven by higher performance fees

•	Net income up by 13% to EUR 55 million resulting from higher underlying earnings

•	External third-party net inflows amount to EUR 8.3 billion primarily driven by inflows in the Netherlands

•	Assets under management increase to EUR 325 billion as a result of continued strong external third-party net flows and positive currency movements

Underlying earnings before tax

Underlying earnings before tax from Aegon Asset Management were up by 19% to EUR 83 million in the first half of 2018. This increase was a result of higher performance and management fees, which were partly offset by higher expenses.

•

Earnings in the Americas decreased by EUR 3 million to EUR 27 million in the first half of 2018. Higher management and origination fees, in addition to expense savings, were more than offset by adverse currency movements and lower performance fees. On a constant currency basis, underlying earnings in the Americas remained stable.

•	Earnings in Europe declined by 17% to EUR 16 million, as lower expenses were more than offset by lower management fees in the United Kingdom as a result of outflows in the third-party business.

•

Earnings from Strategic partnerships nearly doubled to EUR 44 million. This increase was mainly driven by higher management and performance fees from Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC). Performance fees from AIFMC increased by EUR 19 million to EUR 23 million.

•	The loss in Rest of World remained stable at EUR 4 million.

Net income

Net income from Asset Management increased by 13% to EUR 55 million, mainly as a result of higher underlying earnings.

Revenues

Total revenues increased by 6% to EUR 303 million as a result of higher performance and management fees. Performance fees increased from EUR 8 million to EUR 26 million, mainly driven by exceptionally strong performance in China. Management fees were up by 1% to EUR 245 million, as higher fees in China and the Americas were partly offset by lower fees from Europe and adverse currency movements. On a constant currency basis, management fees increased by 6%. Management fees from external third parties as a percentage of average assets under management from external third parties amounted to 19 basis points on an annualized basis. Other income decreased by EUR 3 million to EUR 33 million, primarily driven by a change in internal services to Aegon in the Americas.

Operating expenses

Operating expenses increased by 1% to EUR 219 million, mainly driven by higher personnel expenses in China as a result of its strong performance. This increase was partly offset by lower expenses in the Americas and Europe, which were driven by continued strong expense control and favorable currency movements. The cost/income ratio improved by 4%-points to 72%, as the effect of higher expenses was more than offset by the increase in income. Annualized operating expenses as a percentage of average assets under management remained stable at 14 basis points.

Sales

External third-party gross inflows increased by 31% to EUR 32.2 billion in the first half of 2018 as a result of higher gross inflows across the regions, especially in Strategic partnerships and Europe.

Total third-party net inflows in the first half of 2018 amounted to EUR 6.3 billion. External third-party inflows of EUR 8.3 billion were only partly offset by third-party affiliates net outflows of EUR 1.9 billion, which were mainly caused by outflows in the United Kingdom.

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External third-party net inflows were mainly the result of net inflows of EUR 4.2 billion in the Netherlands. These were mainly driven by continued strong inflows in the Dutch Mortgage Funds and Stap, the Dutch APF initiated by Aegon, for which TKPI (a subsidiary of Aegon Asset Management) undertakes the fiduciary management. Positive net flows in the Americas and Strategic partnerships were driven by net inflows from institutional customers. Outflows in the United Kingdom amounted to EUR 0.2 billion in total.

Assets under management

Assets under management were up by EUR 7 billion compared with the end of 2017 to EUR 325 billion. This increase was the result of continued strong external third-party net flows and positive currency movements in the first half of 2018, and were only partly offset by negative market movements and outflows in the general account and third-party affiliates.

Performance1

Longer term investment performance of the most strategically important strategies in the Netherlands and the Americas continued to be strong with 100% of the tracked assets outperforming their respective representative indices over rolling 3 years, and 100% and 99% respectively outperforming over 5 years. Rolling one-year investment performance outperformed 77% and 86% of tracked assets of their respective representative indices for the Dutch and US strategies. In the United Kingdom, performance over the rolling 1 and 5 years remained strong with 78% and 80% of the tracked assets outperforming their respective representative indices. The 3 year rolling numbers fell slightly with 60% outperforming their respective indices. Performance is reported gross of fees.

Return on capital

The return on average capital invested in Aegon Asset Management in the first half of 2018, excluding revaluation reserves and defined benefit plan remeasurements, increased to 29%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

1.	Benchmarks differ by product, and include markets, official benchmarks, and tailor-made benchmarks.

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Asset Management

EUR millions	Notes	First half 2018	First half 2017%		Second half 2017%
Americas		27	30	(11)	28	(5)
Europe		16	19	(17)	12	32
Rest of World		(4)	(4)	(1)	(3)	(32)
Strategic partnerships		44	24	84	29	50

Underlying earnings before tax		83	69	19	67	24
Realized gains / (losses) on investments		2	2	(35)	1	104
Other income / (charges)		(1)	(1)	(89)	(48)	97

Income before tax		83	71	17	20	n.m .
Income tax		(27)	(22)	(26)	(21)	(32)

Net income / (loss)		55	49	13	(1)	n.m .

Net underlying earnings		61	48	27	46	31

Revenues
Management fees		245	242	1	230	6
Performance fees		26	8	n.m.	28	(7)
Other		33	36	(8)	32	2

Total revenue *		303	286	6	290	4
General account		73	84	(13)	74	(1)
Third-party		230	202	14	216	6

Total revenue *		303	286	6	290	4

Operating Expenses		219	217	1	227	(3)

Cost / income ratio		72.4%	75.8%		78.3%

Gross flows external third-party
Americas		4,883	4,772	2	5,795	(16)
Europe		7,699	4,272	80	6,146	25
Rest of World **		99	21	n.m.	106	(7)
Strategic partnerships		19,486	15,433	26	24,787	(21)

Gross flows external third-party		32,167	24,498	31	36,834	(13)

Net flows external third-party
Americas		1,019	1,938	(47)	(24)	n.m.
Europe		3,986	(6,558)	n.m.	3,044	31
Rest of World **		23	79	(71)	88	(74)
Strategic partnerships		3,227	773	n.m.	7,573	(57)

Net flows external third-party		8,254	(3,769)	n.m .	10,681	(23)

*	Net fees and commissions
**	Rest of world include intragoup eliminations from internal sub-advised agreements.

Assets under management

	June 30, 2018	Dec. 31, 2017%		June 30, 2017%
Americas	104,592	104,550	—	109,906	(5)
Europe	144,586	140,400	3	135,436	7
Rest of World	2,771	2,771	—	2,676	4
Strategic partnerships	73,270	70,357	4	61,039	20

Total assets under management	325,219	318,078	2	309,056	5

General account *	107,451	107,224	—	111,000	(3)
Third-party	217,768	210,854	3	198,057	10

*	Please note that the numbers provided in this line are also included in other primary segments.

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Market consistent value of new business

	MCVNB
EUR millions, after tax	First half 2018	First half 2017%		Second half 2017%
Americas	201	172	17	121	67
Europe	74	34	118	29	155
Asia	29	32	(9)	23	26

Total	304	237	28	172	77

Modeled new business: APE

	Premium business APE
EUR millions	Notes	First half 2018	First half 2017%		Second half 2017%
	7
Americas		359	578	(38)	334	8
Europe		809	722	12	599	35
Asia		75	94	(21)	69	8

Total		1,243	1,394	(11)	1,002	24

Modeled new business: Deposits

	Deposit business Deposits
EUR millions	Notes	First half 2018	First half 2017%		Second half 2017%
	7
Americas		5,632	6,330	(11)	5,668	(1)
Europe		14	73	(81)	54	(74)
Asia		77	121	(37)	100	(23)

Total		5,722	6,524	(12)	5,823	(2)

MCVNB/PVNBP summary

	Premium business
				MCVNB /	MCVNB /
		MCVNB		PVNBP	APE
EUR millions	Notes	First half 2018	PVNBP	%	%
	8
Americas		141	2,016	7.0	39.2
Europe		69	5,036	1.4	8.6
Asia		27	537	5.1	36.4

Total		238	7,590	3.1	19.1

			Deposit business
				MCVNB /	MCVNB /
		MCVNB		PVNBP	Deposits
EUR millions	Notes	First half 2018	PVNBP	%	%
	8
Americas		60	8,851	0.7	1.1
Europe		4	393	1.1	30.7
Asia		2	77	2.4	2.4

Total		66	9,321	0.7	1.2

Currencies

Income statement items: average rate 1 EUR = USD 1.2113 (2017: USD 1.0822).

Income statement items: average rate 1 EUR = GBP 0.8794 (2017: GBP 0.8596).

Balance sheet items: closing rate 1 EUR = USD 1.1676 (2017: USD 1.1406; year-end 2017: USD 1.2008).

Balance sheet items: closing rate 1 EUR = GBP 0.8843 (2017: GBP 0.8781; year-end 2017: GBP 0.8877).

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Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s first half 2018 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com.

Dial-in numbers

United States: +1 720 543 0206

United Kingdom: +44 330 336 9125

The Netherlands: +31 20 703 8211

Passcode: 5162185

Two hours after the conference call, a replay will be available on aegon.com.

Publication dates 2018 results

Second half 2018 – February 14, 2019

About Aegon

Aegon’s roots go back almost 200 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

For the Editor	Updates

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• Aegon fact sheets	• Calendar event reminders

1H 2018 Results	27
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Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the Europe section.

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.

3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)

Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve, cash flow hedge reserve and remeasurement to the defined benefit plans.

5)	Included in other income/(charges) are income/charges made to policyholders with respect to income tax in the United Kingdom.

6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.

8)

PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

First half 2018
Employee expenses	1,049
Administrative expenses	688

Operating expenses for IFRS reporting	1,736
Operating expenses related to jv’s and associates	127

Operating expenses in earnings release	1,863

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

11a)

Capital Generation reflects the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Capital Generation is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric (according to Aegon’s Capital Management Policy) for that period and after investments in new business. Capital Generation is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that Capital Generation provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of Capital Generation are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to Capital Generation.

11b)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

12)	The solvency II ratio reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.

13)	The results in this release are unaudited.

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Disclaimers

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity, the revaluation reserve and the reserves related to defined benefit plans. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of an actual or potential break-up of the European monetary union in whole or in part;

•	Consequences of the anticipated exit of the United Kingdom from the European Union and potential consequences of other European Union countries leaving the European Union;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business or both;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives.

This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.